Exhibit (a)(8)

MOVIL ACCESS COMMENCES OFFERS TO PURCHASE

GRUPO IUSACELL

IN MEXICO AND IN THE U.S.

FOR IMMEDIATE RELEASE

Mexico City, June 30, 2003 – Movil Access, S.A. de C.V., a Mexican telecommunications service provider, subsidiary of Biper, S.A. de C.V. (BMV:MOVILAB), a company part of Grupo Salinas, announced today that it commenced an offer to purchase in the United States for cash all of the outstanding Series V Shares held by persons not resident in Mexico and all of the outstanding American Depositary Shares (“ADSs”) of Grupo Iusacell, S.A. de C.V. (BMV:CEL; NYSE:CEL), a provider of wireless communications in Mexico. Each ADS represents one hundred Series V Shares. Simultaneously with the U.S. offer, Movil Access is offering in Mexico to purchase for cash all of the outstanding Series V Shares and Series A Shares of Grupo Iusacell on substantially the same terms as the Series V Shares and ADSs in the U.S. offer.

In the U.S. offer, Movil Access is offering to pay the U.S. dollar equivalent of Ps. 5.712180 per ADS and Ps. 0.05712180 per Series V Share, in each case less any withholding taxes and without interest thereon. In the Mexican offer, Movil Access is offering to pay Ps. 0.05712180 per Series A Shares or Series V Share, in each case less any withholding taxes and without interest thereon.

The U.S. offer (and its withdrawal rights) and the Mexican offer will expire at 5:00 P.M., New York City time (4 P.M. Mexico City time), on Tuesday, July 29, 2003, unless extended.

This press release is for information purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy Grupo Iusacell’s capital stock is only made (i) in the U.S., pursuant to the Offer to Purchase and related materials that Movil Access will file with the U.S. Securities and Exchange Commission today and (ii) in Mexico, pursuant to the Oferta Pública de Compra and related materials that Movil Access filed with the Mexican Comisión Nacional Bancaria y de Valores and the Mexican Stock Exchange. Shareholders should read the relevant materials carefully because they contain important information, including the terms and conditions of the offers. Shareholders can obtain a copy of the U.S. Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from D.F. King, the information agent for the U.S. offer at (800) 431-9643, or from Movil Access. Similarly, shareholders can obtain a copy of the Mexican Oferta Pública de Compra and related materials free at the Mexican Stock Exchange website at www.bmv.com.mx or from Movil Access.

Company Profile

Grupo Salinas is a group of Mexican companies owned or controlled by the family of Ricardo Salinas Pliego. Grupo Salinas includes TV Azteca, Elektra, Unefon, Biper, Todito.com, Telecosmos and Movil Access. Movil Access provides personal communication services of narrow band, or “two-way paging”, commercially known as the “portable e-mail service,” and the marketing and/or sale of personal interactive communication terminals. Biper is in the telecommunication service provider business.

Further Information contact:

Mariluz Calafell Salgado

Director of Finance and Administration

011-52-55-5447-6183

Héctor Romero

Investor Relations

011-52-55 3099-0060